UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Petróleos Mexicanos

México, D.F. 11311

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2010, as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on June 30, 2011 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F. In this document, “PEMEX” refers to Petróleos Mexicanos, to Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals) (which we refer to collectively as the subsidiary entities), and to the subsidiary companies listed in note 2 to the 2010 audited consolidated financial statements included in the Form 20-F. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated December 22, 2010, relating to its U.S. $22,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On October 7, 2011, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 13.3016 = U.S. $1.00.

Information on the Company

Acquisition of Additional Repsol Shares

On August 29, 2011, we, together with P.M.I Holdings, B.V., entered into a shareholder voting agreement with Sacyr Vallehermoso, S.A., the largest shareholder of Repsol YPF, S.A. (which we refer to as Repsol). During the period of August 29 to September 2, 2011, P.M.I Holdings, B.V., pursuant to its obligations under this shareholder voting agreement, acquired a total of 56,377,090 shares of Repsol which, together with 827,150 shares bought on July 13, 2011, represents 4.686% of the share capital of Repsol and, increases our overall shareholdings in Repsol to 9.492%. Also pursuant to the shareholder voting agreement, we (together with P.M.I. Holdings, B.V.) and Sacyr Vallehermoso, S.A. have agreed to vote our shares together on any significant decisions affecting Repsol (including voting on appointments to the Board of Directors) in the manner agreed upon prior to or during the applicable shareholder meeting. Our aggregate holdings jointly with those of Sacyr Vallehermoso, S.A. represent approximately 29.5% of Repsol’s voting rights. In response to the shareholder voting agreement, Repsol’s Board of Directors has taken actions intended to frustrate the effect of the shareholder voting agreement. PEMEX is currently evaluating the options available to it to respond to the measures taken by the Repsol Board.

Liquidity and Capital Resources

Recent Financing Activities

During the period from August 1 to October 11, 2011, Petróleos Mexicanos obtained U.S. $81.8 million in loans made or guaranteed by export credit agencies for use in its financing activities.

In addition PEMEX has participated in the following financing activities from August 1 to October 11, 2011:

•

On September 1, 2011, P.M.I Holdings, B.V. entered into a Variable Pre-Paid Forward Transaction with three financial institutions on a total of 57,204,240 shares of Repsol YPF, S.A. The net proceeds of the Variable Pre-Paid Forward Transaction totaled U.S. $799,251,920, which financed approximately 70% of the aggregate value of the Repsol shares acquired by P.M.I Holdings, B.V. in August and September 2011, as described above under “Information on the Company—Acquisition of Additional Repsol Shares.” The amount outstanding under the Variable Pre-Paid Forward Transaction will amortize in three equal annual installments due on the first through third anniversary dates of the transaction.

•

On October 2, 2011, Petróleos Mexicanos issued, in the domestic Mexican market, approximately Ps. 10,000,000,000 of certificados bursátiles (publicly traded notes) in two tranches: one at a variable rate for Ps. 7,000,000,000, which matures in 2017, and the second at a variable rate for Ps. 2,999,999,903, which matures in 2021. The notes were issued under Petróleos Mexicanos’ Ps. 200,000,000,000 Notes Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

Directors, Senior Management and Employees

Organizational Structure

In September 2011, we completed the internal restructuring of Pemex-Exploration and Production. Among the more notable changes resulting from this restructuring are: (i) the integration of all exploration activities under the newly created Deputy Director’s Office of Exploration; (ii) the creation of the Deputy Director’s Office of Field Development to manage the Ayatsil-Tekel, Tsimin-Xux and Lakach projects; (iii) the integration of maintenance activities and infrastructure logistics for all regions under a single department; and (iv) the creation of a new drilling business unit and a research and development department.

Recent Appointments

On September 12, 2011, Mr. Jordy Herrera Flores was appointed Secretary of Energy by the President of Mexico, replacing Mr. José Antonio Meade Kuribreña.

Exploration and Production

Extensions and Discoveries

In August 2011, PEMEX confirmed the discovery of a new reservoir of light crude oil in the Kimbe area, located in the shallow waters of the Gulf of Mexico. The drilling of the Kimbe-1 exploration well began in May 2010 and ended in August 9, 2011. The average test production rate of the well is 5,679 barrels of light crude oil per day and 9.1 million cubic feet of gas per day. This discovery increases the potential for further development in the Tsimin, Xux, May and Kab fields, which are located northeast of Ciudad del Carmen in Campeche state.

Legal Proceedings

Mexican Government Audits and Other Investigations

On October 11, 2011, the Secretaria de Función Pública (Ministry of Public Function, which we refer to as the SPF) announced that it had fined three former officers of P.M.I Comercio Internacional, S.A. de C.V. (which we refer to as P.M.I Comercio) an aggregate amount of Ps. 267.8 million and had dismissed and fined the current Director General of P.M.I Comercio, Ms. María del Rocío Cárdenas Zubieta, an amount of Ps. 283.9 million, for allegedly committing acts of corruption during the period from January 2008 to January 2009. The alleged acts involved the use of improper contracting practices in the purchase and/or sale of petroleum products, which allegedly benefited certain of P.M.I Comercio’s commercial counterparties and resulted in financial harm to P.M.I Comercio in the amount of U.S. $24.3 million. Ms. Cárdenas Zubieta and the implicated ex-officers of P.M.I Comercio were also barred from public sector employment for a period of 10 years and might face criminal charges.

Civil Actions

In the ordinary course of business, we are named in a number of lawsuits of various types. We evaluate the merit of each claim and assess the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Certain of these contingent liabilities are described below.

On July 5, 2011, Pemex-Exploration and Production was summoned before the Juzgado Decimosegundo de Distrito en Materia Civil (Twelfth District Civil Court in the Federal District) in connection with a civil claim (No. 409/2011) filed by Saboratto, S.A. de C.V for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451.5 million in total damages. In response to this claim, Pemex-Exploration and Production filed a motion stating that the court lacked jurisdiction. This motion was denied. Pemex-Exploration and Production filed an appeal against this resolution before the Tercer Tribunal Unitario en Materias Civil y Administrativa (Third Unit Civil and Administrative Court). A final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities.

UNITED MEXICAN STATES

The information in this section with regard to Mexico has been included due to Petróleos Mexicanos’ and the subsidiary entities’ relationship with the Mexican Government and has been reviewed by the Ministry of Finance and Public Credit.

The Economy

Gross Domestic Product

According to preliminary figures, Mexico’s gross domestic product (GDP) grew by 3.9% in real terms during the first six months of 2011, as compared with the same period of 2010. The utilities sector grew by 7.9%; the construction sector grew by 4.1%;the manufacturing sector grew by 6.1%; the wholesale and retail trade sector grew by 8.4%; the transportation and warehousing sector grew by 3.4%; the information sector grew by 6.5%; the finance and insurance sector grew by 2.1%; the real estate, rental and leasing sector grew by 2.0%; professional, scientific and technical services grew by 5.2%; management of companies and enterprises grew by 4.2%; administrative and support and waste management and remediation services grew by 4.1%; education services grew by 1.1%; health care and social assistance grew by 1.0%; arts, entertainment and recreation grew by 5.8%; accommodation and food services grew by 1.5%; and other services (except public administration) grew by 3.7%, each in real terms as compared to the first six months of 2009. However, the agriculture, forestry, fishing and hunting sector decreased by 1.0%; the mining sector decreased by 2.8%; and public administration decreased by 2.1%, each in real terms as compared to the first six months of 2010.

Prices and Wages

Inflation (as measured by the National Consumer Price Index, or NCPI) for the eight months ended August 31, 2011 was 0.9%, 1.0 percentage point lower than during the same period of 2010.

Unemployment Rate

According to preliminary figures, the unemployment rate was 5.8% at August 31, 2011, which represents an increase of 0.4 percentage points as compared to the unemployment rate at August 31, 2010.

Interest Rates

During the first nine months of 2011, interest rates on 28-day Treasury bills (Cetes) averaged 4.2% and interest rates on 91-day Cetes averaged 4.3%, as compared to average rates on 28-day Cetes of 4.5% and on 91-day Cetes of 4.6% during the same period of 2010. On October 6, 2011, the 28-day Cetes rate was 4.4% and the 91-day Cetes rate was 4.4%.

Financial System

Central Bank and Monetary Policy

At June 30, 2011, the M1 money supply was 11.1% greater in real terms, as compared to the level at June 30, 2010. The amount of bills and coins held by the public at June 30, 2011 was 5.6% greater in real terms than at June 30, 2010, while the aggregate amount of checking account deposits denominated in pesos at June 30, 2011 was 19.7% greater in real terms than at June 30, 2010.

At June 30, 2011, financial savings were 10.1% greater in real terms than financial savings at June 30, 2010. Savings generated by Mexican residents increased by 4.2% and savings generated by non-residents increased by 79.7%, both in real terms and as compared to June 30, 2010.

At September 30, 2011, the monetary base totaled Ps. 642.3 billion, a 7.4% nominal decrease from the level of Ps. 693.4 billion at December 31, 2010, due to lower demand for bills and coins held by the public.

The minimum overnight funding rate, which is Banco de México’s primary monetary policy instrument, was reduced to 7.75% on January 16, 2009, to 7.50% on February 20, 2009, to 6.75% on March 20, 2009, to 6.00% on April 17, 2009, to 5.25% on May 15, 2009, to 4.75% on June 19, 2009 and to 4.50% on July 17, 2009. As of October 7, 2010, the overnight funding rate remained at 4.50%.

The Securities Market

At October 10, 2011, the Stock Market Index stood at 33,547.2 points, representing a 13.0% nominal decrease from the level at December 31, 2010.

Banking Supervision and Support

At June 30, 2011, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 59.8 billion, as compared with Ps. 49.7 billion at December 31, 2010. At June 30, 2011, the total loan portfolio of the banking system was 5.1% greater in real terms than the total loan portfolio at December 31, 2010. The past-due loan ratio of commercial banks was 2.7% at June 30, 2011, as compared to a ratio of 2.3% at December 31, 2010. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 108.6 billion at June 30, 2011, as compared to Ps. 99.4 billion at December 31, 2010. As a result, commercial banks had reserves covering 181.5% of their past-due loans at June 30, 2011, exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first eight months of 2011, Mexico registered a trade surplus of U.S. $1.4 billion, as compared with a trade deficit of U.S. $1.4 billion for the same period of 2010. Merchandise exports increased by 20.4% during the first eight months of 2011 to U.S. $230.6 billion, as compared to U.S. $191.5 billion for the same period of 2010. During the first eight months of 2011, petroleum exports increased by 42.4%, while non-petroleum exports increased by 17.0%, each as compared with the petroleum and non-petroleum export totals, respectively, in the same period of 2010. Exports of manufactured goods, which represented 79.6% of total merchandise exports, increased by 16.3% during the first eight months of 2011, as compared with exports of manufactured goods during the same period of 2010.

According to preliminary figures, during the first eight months of 2011, total imports increased by 18.8% to U.S. $229.3 billion, as compared to U.S. $192.9 billion for the same period of 2010. During the first eight months of 2011, imports of intermediate goods increased by 17.1%, imports of capital goods increased by 20.0% and imports of consumer goods increased by 28.0%, each as compared to imports in the same period of 2010.

Balance of International Payments

According to preliminary figures, during the first six months of 2011, Mexico’s current account registered a deficit of 0.3% of GDP, or U.S. $3.6 billion, as compared to a surplus of U.S. $0.4 billion for the same period of 2010. The capital account registered a surplus of U.S. $27.1 billion in the first six months of 2011, as compared to a surplus of U.S. $15.6 billion in the same period of 2010, primarily due to an increase in foreign investment, particularly portfolio investment in liabilities of the public sector. Foreign investment in Mexico totaled U.S. $25.2 billion during the first six months of 2011, and was composed of direct foreign investment inflows totaling U.S. $10.6 billion and net foreign portfolio investment inflows (including securities placed abroad) totaling U.S. $14.6 billion.

On February 22, 2010, the Comisión de Cambios (Foreign Exchange Commission) announced that it would conduct auctions of options, which would allow the holder of the option to sell U.S. dollars to Banco de México. This system is designed to allow Mexico to gradually accumulate international reserves without affecting the exchange rate.

Pursuant to the new auction policy and commencing February 2010, Banco de México began conducting an auction on the last business day of each month, in which participating financial institutions can purchase options to sell U.S. dollars to Banco de México. These options remain exercisable on any day of the month immediately following the auction. The holders of these options will be able to sell U.S. dollars to Banco de México at the tipo de cambio interbancario de referencia (reference interbank exchange rate, or FIX) as determined by Banco de México on the business day immediately prior to the exercise of the option, so long as the applicable rate does not exceed the observed average of the FIX over the 20 business days preceding the exercise date. The amount of options available for auction each month is U.S. $600 million. From February 26, 2010 through October 10, 2011, Banco de México auctioned an aggregate of U.S. $12.0 billion in options through this mechanism and through October 10, 2011, Banco de México had purchased an aggregate of U.S. $4.8 billion from holders upon the exercise of these options.

At September 30, 2011, Mexico’s international reserves totaled U.S. $138.0 billion, an increase of U.S. $24.4 billion from the amount at December 31, 2010. The net international assets of Banco de México totaled U.S. $141.1 billion at September 30, 2011, an increase of U.S. $20.5 billion from the amount at December 31, 2010.

Exchange Controls and Foreign Exchange Rates

During the first nine months of 2011, the average peso/U.S. dollar exchange rate was Ps. 12.0358 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on October 10, 2011 (to take effect on the second business day thereafter) was Ps. 13.2751 = U.S. $1.00.

Public Finance

Revenues and Expenditures

According to preliminary figures, during the first six months of 2011, the public sector balance registered a deficit of Ps. 125.4 billion in nominal pesos, as compared to a deficit of Ps. 101.7 billion in nominal pesos during the same period of 2010. Excluding physical investments by PEMEX, the public sector balance registered a deficit of Ps. 35.1 billion during the first six months of 2011, as compared to a surplus of Ps. 13.8 billion during the same period of 2010.

In the first six months of 2011, public sector budgetary revenues totaled Ps. 1,523.5 billion in nominal pesos, a 4.6% increase in real terms as compared to the same period of 2010. This increase is mainly explained by an 8.5% increase in oil revenues and a 2.3% increase in non-oil tax revenues, each in real terms as compared to the first six months of 2010.

According to preliminary figures, during the first six months of 2011, crude oil revenues increased by 8.5% in real annual terms as compared to the same period of 2010, primarily as a result of a 34.6% increase in the price of crude oil exports, which was partially offset by a 1.2% decrease in crude oil production. Non-oil tax revenues increased by 2.3% in real terms, mainly due to various fiscal reforms that came into effect during 2010 and the overall economic recovery.

According to preliminary figures, during the first half of 2011, net public sector budgetary expenditures increased by 5.3% in real terms as compared to the same period of 2010. During the first half of 2011, public sector financing costs decreased by 0.6% in real terms as compared to the same period of 2010, mainly as a result of the appreciation of the Mexican peso against the U.S. dollar during 2010.

At June 30, 2011, the Oil Revenues Stabilization Fund totaled Ps. 21.3 billion, the Federal Entities Revenue Stabilization Fund totaled Ps. 3.3 billion, the PEMEX Infrastructure Investment Stabilization Fund totaled Ps. 1.3 billion and the Fund to Support Pension Restructuring totaled Ps. 26.4 billion.

Public Debt

Internal Public Debt

Internal debt of the Government includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at September 30, 2010, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in Regulación Monetaria (regulating liquidity). Internal debt does not include the debt of the Instituto para la Protección del Ahorro Bancario (Bank Savings Protection Institute, or IPAB) or the debt of budget-controlled or administratively controlled agencies.

According to preliminary figures, at June 30, 2011, the net internal debt of the Government totaled Ps. 2,941.3 billion (including liabilities associated with public sector pension reform law of Ps. 168.8 billion), a 4.7% increase in nominal terms as compared to the Ps. 2,808.9 billion of net internal debt outstanding at December 31, 2010. At June 30, 2011, the gross internal debt of the Government totaled Ps. 3,074.6 billion, a 6.4% increase in nominal terms as compared to the Ps. 2,888.3 billion of gross internal debt outstanding at December 31, 2010. Of the total gross internal debt of the Government at June 30, 2011, Ps. 295.4 billion represented short-term debt and Ps. 2,779.2 billion represented long-term debt, as compared to Ps. 294.4 billion of short-term debt and Ps. 2,593.9 billion of long-term debt at December 31, 2010. The Government’s financing costs on internal debt totaled Ps. 94.7 billion during the first six months of 2011, an increase of 10.5% as compared to the same period of 2010.

During the first six months of 2011, the average maturity of the Government’s internal debt increased by 0.21 years, from 7.20 years at December 31, 2010 to 7.41 years at June 30, 2011.

External Public Debt

According to preliminary figures, at June 30, 2011, outstanding public sector gross external debt totaled U.S. $111.1 billion, as compared to U.S. $110.4 billion at December 31, 2010. Of this amount, U.S. $108.8 billion represented long-term debt and U.S. $2.3 billion represented short-term debt.

According to preliminary figures, total public debt (gross external debt plus net internal debt) at June 30, 2011 represented approximately 31.6% of nominal GDP, 0.6 percentage point higher than at December 31, 2010.

According to preliminary figures, at June 30, 2011, commercial banks held approximately 17.1% of Mexico’s total public sector external debt; multilateral and bilateral creditors (excluding the International Monetary Fund, or IMF) held approximately 22.4%; bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 60.1%; and other creditors held the remaining 0.4%.

Recent Securities Offerings

•	On July 20, 2011, Mexico issued, in the Mexican market, Ps. 25 billion of domestic fixed-rate bonds due 2016. These bonds gave investors a yield to maturity of 6.0% for a tenor of five years.

•

On August 17, 2011, Mexico issued U.S. $1,000,000,000 of its 5.750% Global Notes due 2110. These notes were issued under Mexico’s U.S. $80 billion Global Medium-Term Notes program and gave investors a yield to maturity of 5.96% per year for a tenor of 99 years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	ARTURO DELPECH DEL ÁNGEL
Arturo Delpech del Ángel
Associate Managing Director of Finance

Date: October 12, 2011

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;

•	import and export activities;

•	projected and targeted capital expenditures and other costs, commitments and revenues; and

•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.